THE HARTLEY INCOME FUND, LLC
SUPPLEMENT NO. 1, DATED APRIL 17, 2026
TO THE OFFERING CIRCULAR DATED DECEMBER 17, 2025

This Supplement No. 1 (“Supplement”) is part of the Offering Circular dated December 17, 2025 (the “Offering Circular”) of The Hartley Income Fund, LLC, a Delaware limited liability company (“Company”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement No. 1 and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.our quarterly adapted net asset value (“NAV”) per Class A Unit as of March 31, 2026; and

2.our historical share pricing information*.

* if applicable

Quarterly Pricing Supplement

As of March 31, 2026, our NAV per Class A Unit is $91.57. This NAV per Class A Unit shall be effective until updated by the Company on or about June 30, 2026, unless updated by us prior to that time.

Components of NAV

The following sets forth the unaudited balance sheet used in the calculation of NAV per Class A Unit as of March 31, 2026:

Assets	March 31, 2026
Investment in Jadwin Spokane, LLC — Preferred Units	$650,000.00
Jefferson Valley — Earnest Money Deposit	50,000.00
Accrued Investment Income Receivable	10,043.84
Total Assets	$710,043.84
Liabilities
Accounts Payable	$62,112.76
Accrued Expenses	6,975.00
Total Liabilities	$69,087.76
Net Assets
Net Assets Attributable to Class A Members	$640,956.08
NAV per Class A Unit (7,000 units outstanding)	$91.57

As described in the section titled "Valuation Policies" of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Class A Units on a periodic, ongoing basis. Our investments consist primarily of preferred equity instruments and real estate-related deposits, the values of which are based on contractual terms, cost basis, and available financial information reported to us by the underlying entities. In addition, for any given period, our published NAV per Class A Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Class A Unit may not reflect the precise amount that might be paid for your Class A Units in an arm's length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs between updates of NAV that would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC's EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Class A Unit using a process that reflects the following: (1) the carrying value of our preferred equity investment in Jadwin Spokane, LLC, recorded at cost plus accrued contractual return at 12% per annum from the date of funding; (2) the carrying value of the Jefferson Valley earnest money deposit, recorded at cost pending closing; (3) accruals of our periodic operating expenses; and (4) estimated accruals of fund-level revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets under current market conditions.

Historical NAV Information

Below is the NAV per Class A Unit, as determined in accordance with our valuation policies, since the inception of the fund.

Date	NAV per Class A Unit	No. of Outstanding Class A Units
March 31, 2026	$91.57	7,000

We generally receive financial information and other reporting from entities in which we hold investments on a monthly or quarterly basis. The estimated values of each of our investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The Class A Unit purchase price will be $91.57 per Class A Unit. This price per Class A Unit shall be effective until the next announcement of price per Class A Unit by the Company, which is expected to happen within a commercially reasonable time after June 30, 2026, unless updated by us prior to that time.